Mail Stop 4631
                                                            January 10, 2018

Via E-mail
Mr. John Gorey
Chief Financial Officer
Foundation Building Materials, Inc.
2741 Walnut Ave., Suite 200
Tustin, CA 92780

       Re:      Foundation Building Materials, Inc.
                Form 10-K for the year ended December 31, 2016
                Filed March 28, 2017
                File No. 1-38009

Dear Mr. Gorey:

       We have reviewed your December 22, 2017 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.
Unless we note otherwise, our references to prior comments are to comments in our December
14, 2017 letter.

Form 10-K for the Year Ended December 31, 2016

LSF9 Cypress Holdings, LLC

Consolidated Statement of Operations, page 68

1. We note your response to prior comment two. Please more clearly address the following:
                Explain why you believe your current presentation complies with SAB Topic
                11:B; and
                Tell us the percentage of sales that were dropped shipped from manufacturers directly to customers during each period presented.
 Mr. John Gorey
Foundation Building Materials, Inc.
January 10, 2018
Page 2

Notes to the Consolidated Financial Statements

5. Income Taxes, page 87

2. We note your response to prior comment five. Please revise your proposed disclosures to more clearly address the following:
              Provide quantified information as to the specific time periods/time frames when tax carryforwards will expire;
              Quantify deferred tax liabilities related to goodwill for which the period of reversal may be unknown; and
              Quantify the extent to which you are relying on generating any future taxable income to fully realize your deferred tax assets and, if applicable, explain your basis for assuming future taxable income in light of cumulative losses during the periods presented.

       You may contact Mindy Hooker at (202) 551-3732, Anne McConnell at (202) 551-3709
or me at (202) 551-3768 with any questions.

                                                            Sincerely,

                                                            /s/ John Cash

                                                            John Cash
                                                            Branch Chief
                                                            Office of
Manufacturing and
                                                            Construction